Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 2, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kimberly A. Browning

Re:	SharesPost 100 Fund
File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013. We are delivering clean and marked courtesy copies of the Amendment to Kimberly A. Browning of the Commission.

Set forth below are the Fund’s responses to the Staff’s comments given by telephone conversation (the “Comments”), on June 20, 2013, with Kevin C. Rupert, Accountant, and Joan M. Collopy, Special Counsel, each of the Commission (the “Staff”). For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copy of the Registration Statement. Defined terms used herein but not defined will have the means used in the Registration Statement.

1.	Comment: The Staff expressed concern regarding the Fund’s share exchange feature, especially with respect to share exchanges conducted through third-party selling agents during the Fund’s offering, and how such exchanges might trigger restrictions under Regulation M. The Staff suggested that we add to our response and disclosure that we do not anticipate that these exchanges will rise to the level of a “distribution” (i.e., would not meet the “magnitude” test of Regulation M) and therefore would not trigger Regulation M.

Response: The Fund has decided to limit exchanges of Portfolio Company shares for Fund Shares to transactions solely between the holder of such Portfolio Company shares and the Fund, and not to permit such exchanges to be conducted through third-party selling agents. In addition, the Fund does not anticipate that the magnitude of any such share exchanges will be distinguished from ordinary trading transactions of Fund Shares, and therefore such exchanges will not be “distributions” under Rule 100 of Regulation M. We have revised the Registration Statement throughout to reflect the decision not to permit third-party selling agents to participate in share exchange transactions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

August 2, 2013

2.	Comment: The Staff expressed concern regarding potential conflicts involving transactions in Fund portfolio securities. Will Fund transactions impact the price or value of the securities it purchases? Please address whether the Fund purchases will benefit the SharesPost Trading Platform. If the Investment Adviser changes the composition of the SharesPost 100, will such changes require the Fund to sell or purchase securities, as applicable, of those companies for the benefit of an affiliate of the Fund, including the SharesPost Trading Platform?

Response: The Fund believes that its transactions will not materially impact the price or value of the securities it purchases, as the Fund’s transaction activity is not expected to comprise a material part of the trading activity relating to private shares overall, which may take place on the SharesPost Trading Platform or other available alternative trading systems. The trading activity of the Fund as a purchaser is not anticipated to be material in light of the overall market activity, and as a seller such activity will be insignificant due to the Fund’s investment strategy of buying and holding private securities pending a liquidity event involving the respective Portfolio Company, such as an IPO or merger.

In addition, a change by the Investment Adviser to the composition of the SharesPost 100 will not obligate the Fund to sell or purchase securities, as applicable, of such companies at the benefit of an affiliate of the Fund, including the SharesPost Trading Platform. A primary feature of the Fund’s investment strategy is to buy and hold securities of portfolio companies until a liquidity event of such company permits the Fund to exit its investment and distribute capital gains to its shareholders (subject to the restrictions on capital gains distributions contained in the 1940 Act). The Fund will generally sell Portfolio Company securities only in order (and only to the extent necessary) to fund quarterly repurchases of Fund Shares. If the Investment Adviser removes a company from the SharesPost 100, the Fund will generally hold the securities of such company until a liquidity event (i.e., IPO or merger/acquisition), and is not obligated by the Fund’s policies or the 1940 Act to do otherwise. Furthermore, when companies are added to the SharesPost 100 by the Investment Adviser, the Fund will not be obligated to purchase the securities of such company, and it is within the Investment Adviser’s discretion to refrain from purchasing such securities for a variety of reasons, including the availability of shares of such company for purchase. We have added disclosure on pages 3, 4, 32 and 33 of the Prospectus to reflect all of the foregoing.

Please also note that the SharesPost Trading Platform does not currently charge any platform, trading, brokerage or any other fees or commissions to its members or brokers of transactions on its platform (including SharesPost Financial, which is a registered broker and an entity separate from the SharesPost Trading Platform). The only fees incurred by sellers and buyers of securities on the SharesPost Trading Platform are brokerage fees of up to an aggregate of 6% of the value of each transaction that are paid directly to the broker(s) by the buyer and/or seller involved in such transactions. As such, even in the event that the Fund purchases (or, in the limited circumstances described above, sells) securities of companies that have been added or removed, respectively from the SharesPost 100, such purchases and sales will accrue no pecuniary benefit to the SharesPost Trading Platform.

August 2, 2013

The SharesPost Trading Platform is only one source of Portfolio Company securities, and the Fund may purchase (or, in the limited circumstances described above, sell) securities through other sources, including on other alternative trading systems, in private placements directly from Portfolio Companies, and in direct transactions with selling shareholders (including through the Fund’s exchange mechanism). Therefore, based on the foregoing, we do not believe that there is any material conflict of interest with respect to the SharesPost Trading Platform and the Investment Adviser’s selection of companies on the SharesPost 100 or the trading activity of the Investment Adviser on behalf of the Fund.

3.	Comment: Please add a sentence and cross reference on the cover page of the Registration Statement referring to the Conflicts of Interest section of the Prospectus.

Response: We have revised the Registration Statement on page iii of the Prospectus in accordance with the Staff’s comment.

4.	Comment: Please remove the discussion of the Fund’s concentration policy from the cover page of the Prospectus, and in its place add a cross reference to the discussion thereof in the Prospectus. In addition, in instances throughout the Registration Statement in which the word “concentrate” is used outside the context of a description of the Fund’s concentration policy, please use a different word to avoid confusion or to imply that the Fund has a policy to concentrate in a particular industry.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

5.	Comment: Does the Fund have a minimum offering amount? How will certain minimums affect the fee table? Will the Fund proceed to operate even if it only receives a single investment of $2,500?

Response: The Fund does not have an offering minimum. As discussed with the Staff, the Fund has completed its 1940 Act required seed financing, and has also received commitments from investors to invest an additional $610,000 in seed capital on the effective date of the Fund’s offering. These investment commitments are reflected in the Subsequent Event footnotes of the audited financial statements included in the Registration Statement on page F-3 of the SAI. As such, the Fund believes it will have sufficient resources to implement its investment objective and strategy, and that the fee table will remain unaffected, even if the initial sales of Shares, other than those made pursuant to the aforementioned commitments, are de minimis.

August 2, 2013

6.	Comment: How will the Fund value Portfolio Company shares exchanged for Fund Shares? Will the Fund use the fair market value of the exchanged shares to determine how many Fund Shares will be issued to such exchanging shareholder? Will there be sales load on exchange transactions, and if so, how will such sales load be paid?

Response: As we disclose on pages 23, 63, and 67 of the Prospectus, the value of shares of Portfolio Companies to be exchanged by prospective investors for Shares will be determined by negotiation between the Investment Adviser and the exchanging shareholder, taking factors into account such as the recent trading prices of such shares on the SharesPost Trading Platform and other alternative trading systems, financial results of such Portfolio Company (when available), research reports and other diligence materials, and the fair market value of such security to the extent it is already a part of the Fund’s portfolio or pursuant to the Fund’s valuation procedures. The fair market value of such security will be a factor that the Investment Adviser will take into consideration in its negotiations with the exchanging shareholder. Once a negotiated value for such shares has been determined and agreed upon, the Fund will exchange such shares for Fund Shares at a ratio equal to such negotiated price per Portfolio Company share divided by the current daily reported NAV of the Fund Shares. For example, if the negotiated price per share of a share of XYZ, Inc. is determined by the Fund and the exchanging shareholder to be $40/share, and the daily reported NAV of the Fund as of such day is $20/share, such exchanging shareholder will receive 2 Fund Shares in exchange for each of such shareholder’s shares of XYZ, Inc.

Regarding sales loads on transactions involving the exchange by investors of Portfolio Company shares for Fund Shares, as noted above in the response to Comment #1, the Fund has decided to limit such exchanges to transactions solely between the holder of such Portfolio Company shares and the Fund, and not to permit such exchanges to be conducted through third-party selling agents. As a result, there will be no sales loads charged on exchange transactions. We have revised the Registration Statement accordingly.

August 2, 2013

7.	Comment: When discussing any potential suspension of the Fund’s quarterly repurchase program, please specify that such suspensions will be approved by the Board “including a majority of independent trustees, in accordance with Rule 23c-3”.

Response: We have revised the Registration Statement on pages 10, 24 and 72 of the Prospectus in accordance with the Staff’s comment.

8.	Comment: In the Prospectus Summary, under “Summary of Risk Factors”, please change the phrase “may not be able to sell”, to “will not be able to sell”.

Response: We have revised the Registration Statement on page 10 of the Prospectus to add the following disclosure, which we believe is consistent with the intent of the Staff’s Comment, which we believe was to highlight the highly illiquid nature of the Fund’s Shares: “There is presently no market for the Fund’s Shares, which are highly illiquid and currently can be sold by Shareholders only in the quarterly repurchase program of the Fund; unless and until a secondary market for the Fund’s Shares develops, which the Fund has no reason to anticipate at this time, you will not be able to control the timing or the amount of Shares which you desire to sell.”

9.	Comment: On page 7, under “Summary of Risk Factors – Valuation”, the Fund discloses that it will use “reliable market prices” when available. Please specify if the Fund anticipates that it will be able to find reliable market prices for these securities, and if not, so state. If the Fund expects to have to fair value its portfolio securities, please so state. Please expand the description of the valuation process.

Response: The Fund does anticipate that (a) most of the securities that comprise its portfolio will not have public market prices available, (b) to the extent private market prices are available, that such prices may be unreliable, and (c) the Fund will have to fair value most of its portfolio. We have revised the Registration Statement on pages 12, 20, and 75 of the Prospectus and page 23 of the SAI to reflect the foregoing. In addition, we have revised pages 20-21 and 75-76 of the Prospectus and pages 23-24 of the SAI to provide greater detail in the description of the Fund’s valuation process.

10.	Comment: Please expand the description of how the Investment Adviser decides to add or remove a company from the SharesPost 100. Will the Fund sell out a position of a Portfolio Company if such Portfolio Company is removed from the SharesPost 100? If necessary, please add disclosure to the conflicts of interest discussion.

Response: We have revised the Registration Statement on pages 4 and 33 of the Prospectus to expand the description of how the Investment Adviser decides to add or remove a company from the SharesPost 100. As we note in our revised disclosure, the Fund’s primary investment strategy is to buy and hold Portfolio Company securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. It is part of the Fund’s investment strategy generally not to sell securities of Portfolio Companies prior to any such liquidity events. Other than in connection with a liquidity event of a Portfolio Company, the Fund will generally sell portfolio company securities only in order (and only to the extent necessary) to fund quarterly repurchases of Fund Shares.

August 2, 2013

11.	Comment: On page 9 and throughout the Registration Statement, when referring to “daily NAV”, please add the word “calculated” between “daily” and “NAV”.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment.

12.	Comment: Regarding the Fund’s non-fundamental policy to invest, under normal market conditions, at least 80% of the value of its assets in companies in the SharesPost 100, please maintain the measurement of this threshold on an as-current basis, rather than at the time of investment.

Response: We have revised the Registration Statement on pages ii, 8, and 35 of the Prospectus and page 3 of the SAI in accordance with the Staff’s comment.

13.	Comment: When discussing the Advisory Fee, describe it as accruing daily, rather than quarterly, so as not to cause a discrepancy in the calculation of the NAV.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment.

14.	Comment: Please add a sentence to the top of page 14 (and elsewhere as necessary) to the effect that the Board of Trustees has ultimate responsibility for determining the fair value of the Fund’s portfolio securities.

Response: We have revised the Registration Statement on pages 20 and 75 of the Prospectus and page 23 of the SAI of the Prospectus in accordance with the Staff’s comment.

15.	Comment: Is the SharesPost broker-dealer (SharesPost Financial Corp.) going to receive any undisclosed fees, such that it would not make a particular purchase on behalf of the Fund but for such fee?

Response: No. SharesPost Financial, a wholly owned subsidiary of SharesPost Inc. and a registered broker-dealer, will not take any undisclosed fees. We have revised the Registration Statement on pages 34 and 62 of the Prospectus to reflect the foregoing.

August 2, 2013

16.	Comment: On page 15 and elsewhere throughout the Registration Statement, the Fund discloses that it will make cash distributions of the net profits, if any, to Shareholders no less frequently than annually. Such distributions would be classified as capital gains distributions and are restricted by the 1940 Act to be made once per year (or twice per year if necessary for the Fund to maintain its status as a RIC). If the Fund intends to make more than the allowable number of distributions per year, it will need to request an order from the Commission to do so. Please make clear in your disclosure that these distributions will not be occurring regularly.

Response: We have revised the Registration Statement on pages 25, 52 and 74 of the Prospectus in accordance with the Staff’s comment.

17.	Comment: Please add a statement in the fee table section that expenses in the fee table are based on a good faith estimate. In your response to the Staff, please state that the Fund will undertake to release a “sticker” to the Prospectus to the extent the estimates prove to be materially inaccurate.

Response: We have revised the Registration Statement on page 31 of the Prospectus in accordance with the Staff’s comment. In addition, the Fund undertakes to release a “sticker” to the Prospectus with updated information if the estimated expenses in the fee table prove to be materially inaccurate.

18.	Comment: Please add a line item in the fee table representing gross expenses and a line item representing the amount that is reduced by the Expense Limitation Agreement.

Response: We have revised the Registration Statement on page 30 of the Prospectus in accordance with the Staff’s comment.

19.	Comment: In the Example on page 20 under the fee table, please include the maximum sales load in the calculation.

Response: We have revised the Registration Statement on page 31 of the Prospectus in accordance with the Staff’s comment.

20.	Comment: Please consider instituting a policy that the Fund will limit its investment holdings so that the Fund will not be deemed an affiliate of any Portfolio Companies (i.e., hold less than 5%).

Response: The Fund acknowledges the Staff’s comment. The Fund intends and expects to hold less than 5% of the outstanding securities of any particular Portfolio Company, but to the extent it holds 5% or more of such securities, the Fund will comply in all respects with the limitations on affiliate transactions contained in Section 17 of the 1940 Act and the rules promulgated thereunder, as well as the policies and procedures concerning affiliate transactions adopted by the Fund. The Fund retains the right to seek exemptive or no-action relief as appropriate. We have revised the Registration Statement on page 35 of the Prospectus to disclose the foregoing. However, after careful consideration of the matter, the Fund has decided not to implement a formal policy to limit investments to less than 5% of a particular Portfolio Company.

August 2, 2013

21.	Comment: In the conflicts of interest risk factor, please confirm that the Fund does not anticipate any issues arising with respect to Sections 17(a) or 17(d) of the 1940 Act.

Response: We have revised the Registration Statement on page 48 of the Prospectus in accordance with the Staff’s comment.

22.	Comment: On page 22, in reference to reports on the SharesPost Trading Platform, please make sure to state that those reports are available to all registered users of the SharesPost Trading Platform.

Response: We have revised the Registration Statement on pages 6 and 34 of the Prospectus in accordance with the Staff’s comment.

23.	Comment: In your response to the Staff, please undertake to release a “sticker” in the event that the Fund needs to engage in borrowing to fund quarterly repurchases.

Response: The Fund acknowledges the Staff’s comment and hereby undertakes to release a “sticker” to the Prospectus in the event that it needs to engage in borrowing to fund quarterly repurchases.

24.	Comment: On page 47, in the discussion of the Distribution Services Fee, please confirm and disclose that these fees are paid out of the Investment Adviser’s legitimate assets and that these fees were not used as a factor in approving the Advisory Agreement or the Advisory Fee.

Response: We have revised the Registration Statement on page 58 and 61 of the Prospectus in accordance with the Staff’s comment.

25.	Comment: On page 57, in the discussion regarding repurchases from shareholders holding fewer than 100 shares, please disclose that the Fund will confirm with brokers that the beneficial holder of such shares actually owns fewer than 100 shares.

Response: We have revised the Registration Statement on page 71 of the Prospectus in accordance with the Staff’s comment.

August 2, 2013

26.	Comment: On page 57, the Fund discloses that it will accept the total number of Shares tendered in a quarterly repurchase offering in connection with required minimum distributions from an IRA or other qualified retirement plan. From what rule does this language come from? Please add a rule citation or remove the reference.

Response: We have revised the Registration Statement on page 71 of the Prospectus to clarify that the Fund will only accept Shares tendered by an IRA or other qualified retirement plan on a non-pro rata basis to the extent total Shares tendered for repurchase do not exceed the Repurchase Offer Amount plus 2% of the outstanding Shares of the Fund, in accordance with Rule 23c-3(b)(5) of the 1940 Act.

27.	Comment: On page 29, please add a sentence to the effect that the Fund doesn’t anticipate that exchanging shareholders will exchange Portfolio Company shares for Fund Shares in order to achieve liquidity through the Fund’s quarterly repurchase program, because they will have other, more efficient, methods of liquidity.

Response: We have revised the Registration Statement on page 42 of the Prospectus to disclose that the Fund does not expect owners of Portfolio Company shares to engage in an exchange transaction for the purpose of achieving liquidity for such shares through the Fund’s repurchase program, as there are more efficient methods for such shareholders to achieve liquidity, including selling such shares directly to the Fund or another purchaser for cash.

28.	Comment: On page 30, please disclose in the conflicts of interest risk factor that the Investment Adviser will allocate investment opportunities among its managed funds in accordance with its fiduciary duties to all the funds it manages.

Response: We have revised the Registration Statement on page 47 of the Prospectus in accordance with the Staff’s comment.

29.	Comment: On page 31, please verify that the Fund will invest in securities that it reasonably believes it can readily fair value.

Response: We have revised the Registration Statement on page 44 of the Prospectus in accordance with the Staff’s comment.

30.	Comment: On page 35, please revise the reference to “affiliated Trustees” to “all Trustees”.

Response: We have revised the Registration Statement on page 48 of the Prospectus in accordance with the Staff’s comment.

August 2, 2013

31.	Comment: On page 35, in regard to the discussion of pre-clearance procedures, the Investment Adviser should have an affirmative duty to notify the Chief Compliance Officer of any buy/sell orders that would trigger pre-clearance.

Response: We have revised the Registration Statement on page 48 of the Prospectus in accordance with the Staff’s comment. In addition, this affirmative obligation has been memorialized in the Investment Advisory Agreement.

32.	Comment: On page 58, when discussing the potential suspension of repurchases, please state that the Fund doesn’t expect any of these conditions to occur.

Response: We have revised the Registration Statement on page 75 of the Prospectus in accordance with the Staff’s comment.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf .

Daniel I. DeWolf

cc:	Securities and Exchange Commission (Kimberly A. Browning, Division of Investment Management)

SharesPost 100 Fund (Mr. Sven Weber)